NO ACT

06045187

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

1-00434

August 18, 2006

Susan S. Whaley
Senior Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Act Exchange Act of 1934
Section 14
Rule 14a-8(c)
Public Availability August 18, 2006

Re: The Procter & Gamble Company
Incoming letter dated July 28, 2006

Dear Ms. Whaley:

This is in response to your letter dated July 28, 2006 concerning the shareholder proposal submitted to Procter & Gamble by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

August 18, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated July 28, 2006

The proposal relates to a report.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(c).

We note that Procter & Gamble did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Procter & Gamble's request that the 80-day requirement be waived.

Sincerely,

Mary Beth Breslin
Special Counsel

Susan S. Whaley
Senior Counsel

P&G

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-7695
Fax: (513) 983-2611
whaley.ss@pg.com

July 28, 2006

Via Federal Express Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: The Procter & Gamble Company / Second Proposal Submitted by John J. Crapo

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In a letter dated June 6, 2006, the Company requested the Staff's concurrence that no enforcement action will be recommended if the Company omits a proposal submitted by John Jennings Crapo (the "Proponent") to the Company on March 6, 2006 (the "March Proposal"). The Company intends to omit the March Proposal under Rule 14a-8(f)(1) on the ground that the Proponent did not comply with the word limit requirements of paragraph (d), despite a notification by the Company of this deficiency. On July 10, 2006, the Company received a second handwritten shareholder proposal from the same Proponent (the "June Proposal"), dated June 24, 2006. Mr. Crapo requested inclusion of the June Proposal in the Company's Proxy Statement for its 2006 Annual Meeting of shareholders.

The Company intends to omit the June Proposal under Rule 14a-8(f)(1) on the ground that this is a second proposal in violation of Rule 14a-8(c). In accordance with Rule 14a-8(f)(1), we did not notify Mr. Crapo of this deficiency because it cannot be remedied. The June Proposal contains other procedural and substantive deficiencies, but we have refrained from raising such objections at this time. We respectfully reserve the right to raise such objections should the relief requested herein not be granted by the Staff. The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits the June Proposal from its Proxy Statement, which is scheduled to be filed on August 29, 2006.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the June Proposal by Mr. Crapo, and this letter. The Company is simultaneously providing a copy of this submission to Mr. Crapo.

The June Proposal fails to comply with Rule 14a-8(c).

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal for a particular shareholders' meeting. Though it is difficult to decipher the actual proposals, to the extent that one can, the March Proposal and the June Proposal constitute two entirely unrelated and distinct proposals. The Proponent makes no distinction that the June Proposal was intended to serve as a revision or replacement of the March Proposal. The June Proposal does not mention the March Proposal at all, nor does the June Proposal mention the Company's letter informing the Proponent of the defects in his March Proposal. Therefore, the Company believes that the June Proposal may be excluded from the Company's Proxy Statement because it violates Rule 14a-8(c).

In this regard, we note that the Staff has consistently concurred with the exclusion of a second proposal pursuant to rule 14a-8(c). We refer the Staff to the no-action letter received by the Company in 2004 when the same Proponent, Mr. Crapo, submitted two separate shareholder proposals. Please see *The Procter & Gamble Company*, August 10, 2004, attached. The Staff has consistently concurred with the exclusion of proposals in several other cases in which the Proponent submitted two proposals. See *The Adams Express Company*, September 25, 1992, in which the Staff concurred that a second proposal by Mr. Crapo was excludable as a violation of the single proposal requirement. See also *The Procter & Gamble Company*, March 20, 2003, in which the Staff concurred that a proposal by Mr. Crapo was excludable because he had previously submitted a proposal for inclusion in the Company's proxy material with respect to the same meeting. Because of this, we note that Proponent should be well aware of the prohibition against the submission of multiple proposals.

Request for waiver of 80-day rule under 14a-8(j)(1).

The Company requests a waiver of the 80-day rule under Rule 14a-8(j)(1) because the June Proposal was received less than 80 days before the filing of our definitive 2006 proxy materials, which is scheduled to occur on August 29, 2006. Because the Proposal was received by the Company on July 10, 2006, the Company submits that good cause exists for our filing of this request later than 80 days prior to the filing of our proxy materials. We, therefore, respectfully request a waiver of the 80 day rule under Rule 14a-8(j)(1). See, e.g., *International Business Machines Corporation* (March 7, 2006) (waiver of 80 day rule granted when proposal sent 31 days before anticipated filing date).

P&G

Since the Proponent submitted a second proposal in violation of Rule 14a-8(c), the Company respectfully requests that you concur in its view that, in accordance with Rule 14a-8(j), it may properly exclude the Proposal from its Proxy Materials for the 2006 Annual Meeting. Your confirmation that the Staff will not recommend enforcement if the Proposal is omitted from the 2006 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7695. Given that our Proxy Statement will be filed on August 29, 2006, any immediate attention you can provide to this request is appreciated. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Susan S Whaley

Susan S. Whaley
Senior Counsel

Enclosures

cc: John Jennings Crapo – w/enclosures

(MR)
John Jennings CRAPO. Homeless Shareholder
P&G - Homeless old man
Homeless Shelter   Page one (01) of
PO Box 400151   six (06) pages.
CAMBRIDGE MA 02140-0002

Via certified mail   24 June 2006
return receipt requested
PROCTER AND GAMBLE Company
attn please office of Corporations
Corporation headquarters
Mstr James JOHNSON, ESQ. OR SUCCESSOR
AS ACTING CORPORATION Corporation
Secretary
1 Procter & Gamble PLAZA
CINCINNATI OH

RE: SUBMISSION OF Shareholder for introduction of it at forthcoming Shareholder meeting of Procter & Gamble Company of shareholders and proxies meeting as an assembly of shareholders

Dear Mstr Secretary

Shareholder Proposal

Shareholders request:
Procter and Gamble Company Directors are asked to provide us with a complete report in the proxy statement of the next meeting of shareholders of what has happened to employees of the company since the merger with Gillett Company was approved

More.

Rec'd JUL 10

page two (02) of six (06) pages
Shareholder Crapo to Pandhe.
24 June 2006

Proponent has introduced, presented and submitted to National corporations shareholder proposals - and has done it at his own expense without cost to the corporations and other companies with the exception of one company where he was met by the corporate secretary at a Bus Depot, taken to an early morning breakfast and accompanied to the meeting. another place he was met in a company truck and the chairman of the Board, and secretary had fruit cup with him and talked of how the meeting was to be conducted. that chairman was a first among women to become a chief executive officer of a National corporation in New England.

Proponent carries a heavy load and he has health problems, and shareholder proposals are lonely causes, frequently too he's the only one concerned about an important shareholder matter

Proponent is homeless and has

more

for a long time has had troubles with housing. He'd lived in a walk-up one (01) room attic apartment with a kitchenette and bathroom and the place was in need of serious repairs - it wasn't a 3d World neighborhood with the Nation's foremost university nearby and faculty and others walking by daily but his quality of life was 3d WORLD. He'd had a job & he was coerced into retiring. rent control was abolished state-wide after he was retired. city locally had had it & it had survived repeatedly referendums to repeal it and the thinking had been in spite success of a referendum state wide the city's authorization to have rent control would be protected by state law similar to national law which prohibits punishment for any offense which was under prior law lawful. that was the thinking which was espoused. His pension became less than what his rent was and his illness became increasingly worse. it's terminal illness. He resides in a homeless shelter - a victim of persecution by a population of internationals
more

page fours (04) of six (06) pages
Shareholder Credits to P&G
24 June 2006

who blame the US for their troubles, also substance abusers of heroin, other narcotics, alcoholics, persons under the jurisdiction of criminal justice young who don't old people, et cetera the President of USA is daily treated with disrespect and the US military is insulted, and soldiers, other military are encouraged to commit insubordination, treason, absence without leave, desertion and on & on.

Proponent is brief

So many things are relevant, it would help us lots & lots to get these reports - not to interfere in the ordinary ~~business~~ business of our corporation but to help us to understand completely what our directors individually as such but also as an aggregate do and think on these matters. We have directors who represent large spectrums of corporate life

Proponent did ask for a second shareholder vote re: the merger and there were misleading comments before the ~~initial~~ vote was taken which

MORE

page five(05) of six(06) pages
Shareholder Crapo to P&G

24 June 2006

had it appear to the media the merger had taken place which could have adversely affected shareholder balloting. We look forward to discussion at the meeting re: the shareholder proposal. It's a sound proposal

end of shareholder supporting statement in compliance with legal limits

in event you have questions & comments please direct them to shareholder Crapo by the U.S. Postal Service at his U.S. P.O. Box
PO Box 400151
CAMBRIDGE MA 02140-0002

MR Crapo has enough stock to introduce this. he plans to own the shares at least until thirteen (13) minutes have transpired after the certification of the vote of his shareholder proposal. He plans to present his shareholder proposal

more

page six (106) of six (06) 8,0
shareholder Crapo to P & G
24 June 2006

Best wishes & sincerely

John Jennings Crapo
homeless old man
senior citizen
P & G shareholder
et cetera

Mr John Jennings Crapo . homeless
P+G shareholder
suspended LCSW
e lc
PO Box 400151
CAMBRIDGE MA 02140 0002
24 June 2006

Via C.M RRR
US Securities & Exchange Commission ("SEC")
Division of Corporation Finance
Director or successor as Div. Director
Washington DC

re: my Procter & Gamble
shareholder proposal
for inclusion IN next
Shareholder proxy statement - of a meeting of assembly
shareholders & proxies assembled
as such meeting

Dear Hon Director or IN YOUR absence
other appropriate authority of SEC
Enclosed I call to YOUR attention
copy my proposal - one (1 (6)
page to said company
copy this letter of transmittal to
said company office of Corporation
Secretary
this attention I ask ASAP

Sincerely & briefly
John Jennings Crapo
a homeless older man, lc
c.c. - to said company

J.J. CRAPO
Homeless Procter and Gamble Stock-holder
Homeless Shelter
PO Box 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL™

7006 0100 0001 0206 3257

UNITED STATES POSTAL SERVICE

0000

45203

U.S. POSTAGE
PAID
BOSTON, MA
02109
JUN 26 '06
AMOUNT
$4.88
00028678-08

ADDRESS CORRECTION REQUESTED

RETURN RECEIPT REQUESTED
PROCTER AND GAMBLE COMPANY
ATTN PLEASE OFFICE OF CORPORATION SECRETARY
JAMES JOHNSON OR SUCCESSOR AS ACTING CORP. SECRETARY
1 PROCTER AND GAMBLE PLZ
CINCINATTI OH 45203-3353

CHECKED BY SECURITY

*2004 SEC No-Act. LEXIS 705, **

2004 SEC No-Act. LEXIS 705

Securities Exchange Act of 1934 -- Rule 14a-8(f), 14a-8(d), 14a-8(c)

August 10, 2004

CORE TERMS: proponent, shareholder, proxy statement, Exchange Act, staff, personnel, enclosed, stock, stockholder, proxy, annual meeting, homeless, revised, pro se, enforcement action, respectfully, toilet, shower, certified mail, prescribed, inclusion, unrelated, surgery, bought, return receipt requested, Securities Exchange Act, confirmation, ownership, stegbauer, concurred

[*1] The **Procter & Gamble Company**

TOTAL NUMBER OF LETTERS:
5

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The **Procter & Gamble Company**
Incoming letter dated June 2, 2004

The first proposal requests a report regarding "Metamucil Fiber Wafers, Fiber Laxative." The second proposal requests that **Procter** & Gamble take action with respect to 14 items.

There appears to be some basis for you view that **Procter** & Gamble may exclude the first proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if **Procter** & Gamble omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

There appears to be some basis for your view that **Procter** & Gamble may exclude the second proposal under rule 14a-8(f) because the proponent exceeded the one-proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if **Procter** & Gamble omits the second proposal from its proxy materials in reliance **[*2]** on rules 14a-8(c) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel

INQUIRY-1:

P&G

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com
Phone: (513) 983-2810
Fax: (513) 983-2611
stegbauer.ja@pg.com

July 9, 2004

Via Fed-Ex and Certified Mail #7000-1670-0001-3329-0292
Return Receipt Requested

ATTENTION GRACE LEE, ESQ.
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549

Re: ***The Procter & Gamble Company --- Two Shareholder Proposals submitted by John Jennings Crapo***

Ladies and Gentlemen:

This letter and the enclosed material are submitted on behalf of The **Procter & Gamble Company** (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As further described in a letter dated June 2, 2004 (the "June SEC Letter"), the Company has received two proposal letters, the first dated February 14, 2004 (the "February Proposal"), and the second dated March 12, 2004 (the "March Proposal"), from Mr. John Jennings Crapo (the "Proponent"), **[*3]** for inclusion in the Company's Proxy Statement for its 2004 Annual Meeting of Shareholders. The Company has previously requested the Staff's concurrence that no enforcement action will be recommended if the Company omits both the February Proposal and the March Proposal from its Proxy Statement.

In addition, the Company previously noted that there are numerous substantive bases for objection to the February Proposal and the March Proposal under Rule 14a-8 (i) under the Exchange Act. In light of the procedural deficiencies discussed in this letter, the Company refrained from raising those substantive objections at this time. We respectfully reserve our right to raise such objections should the relief requested herein not be granted by the Staff.

We are copying the Proponent on this letter.

On May 27, 2004, the Company wrote the Proponent a letter (the "March 27 Letter") notifying the Proponent that the Company intended to exclude the Proponent's proposal dated March 12, 2004 because, for the reasons set forth in the March 27 Letter and the June SEC Letter, the proposal constituted a second proposal in violation of Exchange Act rule 14a-8(c) and in addition, standing on its own, **[*4]** the March 12, 2004 proposal itself contained multiple proposals in violation of Exchange Act rule 14a-8(c). In the May 27 Letter, the Company advised the proponent that he had 14 days from the date of his receipt of the May 27 Letter to submit a revised proposal that complied with Exchange Act rule 14a-8(c).

The Company subsequently received a return receipt from the U.S. Postal Service confirming that the Proponent received the May 27 Letter on June 16, 2004. To date, the Company has received no response from the Proponent, and the allotted 14 days have long since passed. We have enclosed six (6) copies of the May 27 Letter and the return receipt.

Accordingly, for the reasons set forth in this letter and the June SEC Letter, the Company respectfully requests that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude from its Proxy Materials for the 2004 Annual Meeting both the February Proposal and the March Proposal. Your confirmation that the Staff will not recommend enforcement action if both proposals are omitted from the 2004 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require **[*5]** any additional information, please contact me at (513) 983-2810. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely,

Joseph A. Stegbauer
Senior Counsel

Enclosures

ATTACHMENT

P&G

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-2810
Fax: (513) 983-2611
stegbauer.ja@pg.com

May 27, 2004

Via Certified Mail #7099 3220 0007 6240 4784
and Regular First Class United States Mail Delivery

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

I am writing in response to your letter dated March 12, 2004 (the "March Proposal"), requesting that The **Procter & Gamble Company** (the "Company") include certain proposals in the Company's Proxy Statement for its 2004 Annual Meeting.

This letter is to notify you that, for the reasons set forth below, the Company intends to exclude the March Proposal from its Proxy Statement.

By a letter dated February 14, 2004, you requested that the Company include in its Proxy Statement for the 2004 **[*6]** Annual Meeting a proposal relating to Metamucil (the "February Proposal"). On March 5, 2004, within 14 days of receipt of the February Proposal, we notified you (the "Notice of Defects") that this proposal exceeded the 500 word limit prescribed in Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). Under Exchange Act rule 14a-8(f), you were required to correct this deficiency within 14 calendar days of receipt of the Notice of Defects. However, the Company did not receive any response from you. As a consequence, the Company is not required to include the February Proposal in its Proxy Statement.

Without responding to the foregoing Notice of Defects or taking any action to withdraw the February Proposal, on March 12 you sent to us the March Proposal. The March Proposal relates to entirely different subject matters than the February Proposal, and makes no reference to the February Proposal. Pursuant to Exchange Act rule 14a-8(c), each shareholder may submit no more than one proposal to a company for a particular shareholder's meeting. Accordingly, the Company believes that it is entitled to exclude the March Proposal from its Proxy Statement, and is seeking **[*7]** confirmation of this from the Securities and Exchange Commission (the "SEC").

While the Company believes it is entitled to exclude the March Proposal as a second proposal for the reason discussed above, we further note that the March Proposal also is not in compliance with Exchange Act rule 14a-8(c) because it is not a single proposal but consists of as many as 14 distinct proposals.

In the event that the SEC were to determine that the March Proposal is not a second proposal, you would be entitled to submit that proposal for inclusion in the Company's proxy statement, but only if you submit to the Company a revised proposal that complies with the single proposal requirement of Exchange Act rule 14a-8(c) within 14 days of receipt of this letter. You should understand that the Company does not waive any rights to object to any revised proposal that you may choose to submit, whether pursuant to Exchange Act rule 14a-8(c) or pursuant to any other grounds permitted by rule 14a-8.

Sincerely,

Joseph A. Stegbauer

INQUIRY-2:

P&G

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
Phone: (513) 983-2810

Fax: (513) 983-2611
stegbauer.ja@pg.com
[*8]
June 2, 2004

Via Certified Mail #7099-3400-0001-0767-6979
Return Receipt Requested and Regular U.S. Mail

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549

Re: ***The Procter & Gamble Company -- Two Shareholder Proposals submitted by John Jennings Crapo***

Ladies and Gentlemen:

This letter and the enclosed material are submitted on behalf of The **Procter & Gamble Company** (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has received two proposal letters, the first dated February 14, 2004 (the "February Proposal"), and the second dated March 12, 2004 (the "March Proposal"), from Mr. John Jennings Crapo (the "Proponent"), for inclusion in the Company's Proxy Statement for its 2004 Annual Meeting of Shareholders. The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits both the February Proposal and the March Proposal from its Proxy Statement.

The Company notes that there are numerous substantive bases **[*9]** for objection to the February Proposal and the March Proposal under Rule 14a-8(i) under the Exchange Act. In light of the procedural deficiencies discussed in this letter, the Company is refraining from raising those substantive objections at this time. We respectfully reserve our right to raise such objections should the relief requested herein not be granted by the Staff.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the February Proposal, the March Proposal, this letter and all other correspondence between the Proponent and the Company relating to these proposals. The Company is simultaneously providing a copy of this submission to the Proponent.

Background

The Company received the February Proposal on February 27, 2004. The February Proposal proposes that the "Board of Directors publish in the proxy statement of the company of the next successive shareholders meeting a report concerning Metamucil Fiber Wafers, Fiber Laxative" and includes a lengthy, largely incomprehensible supporting statement pertaining to unrelated personal, family, and health matters. On March 5, 2004, within 14 days of receipt of the February Proposal, **[*10]** the Company sent a letter to the Proponent (the "Notice of Defects"), informing the Proponent that the February Proposal was not in compliance with the length requirements prescribed in Rule 14a-8(d) and that the Proponent was required to cure this deficiency within 14 calendar days of receipt of the Notice of Defects. The Company received no response from the Proponent.

Thereafter, the Company received the March Proposal. The March Proposal relates to an entirely different subject matter than the February Proposal, and makes no reference to the

February Proposal. Specifically, the March Proposal does not mention that it is intended to amend or replace the February Proposal. The March Proposal requests that the Company take action with respect to 14 separate items and includes a supporting statement that makes no mention of any of the 14 items but instead describes the Proponent's recent visit to the supermarket to purchase a liquid soap product and his difficulties carrying satchels and attache cases.

After discussions with the Staff, on May 26, 2004, the Company sent a letter informing the Proponent of the Company's intention to exclude the March Proposal from its Proxy Statement, **[*11]** for the reasons discussed below.

Grounds for Exclusion

Exclusion of the February Proposal pursuant to Rule 14a-8(d) and Rule 14a-8(f).

Rule 14a-8(d) establishes a 500 word limitation for shareholder proposals. Generally, the Staff has permitted the omission of a shareholder proposal from proxy materials where a proponent failed to revise a proposal to comply with the 500 word limitation. See *Amgen, Inc.,* January 12, 2004; *Honeywell International, Inc.,* April 19, 2002; *FirstEnergy Corp.,* March 19, 2002 (proposal excluded pursuant to 14a-8(d) as the proponent failed to revise the proposal to less than 500 words within 14 days of receipt of FirstEnergy's request and 14a-8(f)). As the February Proposal exceeds the 500 word limit, the Company believes it is excludable pursuant to Rule 14a-8(d). Further, as the Proponent failed to cure the deficiency contained in the February Proposal, the Company believes it may be omitted from the Proxy Statement under Rule 14a-8(f).

Exclusion of the March Proposal as the Proponent's second proposal pursuant to Rule 14a-8(c).

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal for **[*12]** a particular shareholders' meeting. The February Proposal and the March Proposal constitute two entirely unrelated and distinct proposals. The Proponent makes no indication that the March Proposal was intended to serve as a replacement to or a revision of the February Proposal. The March Proposal does not mention the February Proposal at all, nor does the March Proposal mention the Company's letter informing the Proponent of the defects in the February Proposal. Therefore, the Company believes the March Proposal may be excluded from the Company's Proxy Statement because it violates Rule 14a-8(c). In this regard, we note that the Staff has consistently concurred with the exclusion of a second proposal pursuant to Rule 14a-8(c). See *Citigroup Inc.,* March 7, 2002; *Motorola, Inc.,* December 31, 2001; *Beverly Enterprises, Inc.,* February 7, 1991 (exclusion permitted based upon a shareholder's submission of two proposals). In addition, we note the Proponent should be well aware of the prohibition against the submission of multiple proposals, because the Staff has consistently concurred with the exclusion of proposals in other cases in which the Proponent submitted two proposals. **[*13]** See *The Adams Express Company,* September 25, 1992, in which the Staff concurred that a second proposal by Mr. Crapo was excludable as a violation of the single proposal requirement. See also *The* ***Procter & Gamble Company,*** March 20, 2003, in which the Staff concurred that a proposal by Mr. Crapo was excludable because he had previously submitted a proposal for inclusion in the Company's proxy materials with respect to the same meeting.

Exclusion of the March Proposal as multiple proposals pursuant to Rule 14a-8(c).

We also believe that the March Proposal may be excluded under Rule 14a-8(c) as the March Proposal itself is not a single proposal, but rather consists of 14 separate items dealing with a variety of unrelated matters. The 14 proposals request:

(1) Elimination of all future stock option grants and rescission of all existing stock options;
(2) Elimination of all bonuses, to be replaced by a merit system of pay increases for all employees;
(3) The imposition of severance pay limitations for all personnel;
(4) Elimination of all "other perks to Corporate America" not granted to all personnel;
(5) Elimination of all present and future "golden parachutes," with **[*14]** all personnel being treated the same as executives;

(6) Elimination of all hiring bonuses;
(7) Elimination of all present and future loans to any members of the Company;
(8) Prohibition of all repurchases of stock from any member of the Company;
(9) Prohibition of any repricing of stock options;
(10) Elimination of all consultancy contracts to retiring executives to put them on same parity as all personnel;
(11) Elimination of any special retentive payments to executives;
(12) Prohibition on the purchase of "any special insurance policies for Corporate America that fail to be in compliance with the Corporate insurance policy prevailing for all personnel";
(13) Elimination of any special monetary or other financial grants to retiring executives; and
(14) "We provide a brief summary of what we want."

The foregoing proposals cover a variety of different topics, encompassing matters of executive compensation, various compensation and benefit matters pertaining to employees generally, employee welfare and working conditions, consulting agreements between the Company and its former employees, prohibition of loans to employees, proposed limitations on the Company's ability to repurchase **[*15]** its stock, and a proposal that "we provide a brief summary of what we want."

The Staff has previously concluded that substantially distinct multiple proposals will not be considered as a single proposal and has permitted the exclusion of shareholder proposals containing multiple unrelated concepts. See *Ford Motor Company*, April 4, 2003 (proponent submitted 18 proposals that did not relate to a single concept); *IGEN International, Inc.*, July 3, 2000 (proponent submitted seven distinct proposals). We note that the Staff has in the past permitted multiple proposals to be treated as one proposal, where those proposals all related to a single, specific concept. However, the Proponent's proposals do not concern a single concept, but rather involve multiple unrelated concepts. Accordingly, we believe that the March Proposal may be excluded from the Company's Proxy Statement under Rule 14a-8 (c).

For the foregoing reasons, we respectfully request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude from its Proxy Materials for the 2004 Annual Meeting both the February Proposal and the March Proposal. Your confirmation that the Staff **[*16]** will not recommend enforcement action if both proposals are omitted from the 2004 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require any additional information, please contact me at (513) 983-2810. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely,

Joseph A Stegbauer
Senior Counsel

Enclosures

ATTACHMENT 1

P&G

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-2810
Fax: (513) 983-2611
stegbauer.ja@pg.com

May 27, 2004

Via Certified Mail #7099 3220 0007 6240 4784
and Regular First Class United States Mail Delivery

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

I am writing in response to your letter dated March 12, 2004 (the "March Proposal"), requesting that The **Procter & Gamble Company** (the "Company") include certain proposals in the Company's Proxy Statement for its 2004 Annual Meeting.

This letter is to notify you that, for the reasons set forth below, **[*17]** the Company intends to exclude the March Proposal from its Proxy Statement.

By a letter dated February 14, 2004, you requested that the Company include in its Proxy Statement for the 2004 Annual Meeting a proposal relating to Metamucil (the "February Proposal"). On March 5, 2004, within 14 days of receipt of the February Proposal, we notified you (the "Notice of Defects") that this proposal exceeded the 500 word limit prescribed in Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). Under Exchange Act rule 14a-8(f), you were required to correct this deficiency within 14 calendar days of receipt of the Notice of Defects. However, the Company did not receive any response from you. As a consequence, the Company is not required to include the February Proposal in its Proxy Statement.

Without responding to the foregoing Notice of Defects or taking any action to withdraw the February Proposal, on March 12 you sent to us the March Proposal. The March Proposal relates to entirely different subject matters than the February Proposal, and makes no reference to the February Proposal. Pursuant to Exchange Act rule 14a-8(c), each shareholder may submit no more than **[*18]** one proposal to a company for a particular shareholder's meeting. Accordingly, the Company believes that it is entitled to exclude the March Proposal from its Proxy Statement, and is seeking confirmation of this from the Securities and Exchange Commission (the "SEC").

While the Company believes it is entitled to exclude the March Proposal as a second proposal for the reason discussed above, we further note that the March Proposal also is not in compliance with Exchange Act rule 14a-8(c) because it is not a single proposal but consists of as many as 14 distinct proposals.

In the event that the SEC were to determine that the March Proposal is not a second proposal, you would be entitled to submit that proposal for inclusion in the Company's proxy statement, but only if you submit to the Company a revised proposal that complies with the single proposal requirement of Exchange Act rule 14a-8(c) within 14 days of receipt of this letter. You should understand that the Company does not waive any rights to object to any revised proposal that you may choose to submit, whether pursuant to Exchange Act rule 14a-8(c) or pursuant to any other grounds permitted by rule 14a-8.

Sincerely,
[*19]
Joseph A. Stegbauer

ATTACHMENT 2

Mr. John Jennings Crapo, Pro Se, Homeless
Procter & Gamble shareholder
P.O. Box 40051 Cambridge, MA 02140-0002

March 12, 2004

Via certified mail
Mail receipt # 7003 1010 0003 3508 7042
Return receipt requested
Address correction requested

Procter and Gamble Company
Attn please Corporation Secretary or Successor as Acting Corporate Secretary
One **Procter** & Gamble Plz
Cincinnati, OH 45402

Re: Shareholder proposal

Dear Mr/Ms Secretary

I write in needs of seriously great inconvenience and other troubling and threatening circumstances.

I plan present the following shareholder proposal and accompanying supporting statement in person at the next annual meeting of shareholders and proxies -- meeting as assembled meeting stockholders of the Corporation. Please include this as introducing my shareholder proposal in the proxy statement said Corporation a copy this letter I send via Certified Mail Return Receipt requested to the Hon USA Security and Exchange Commission enclosed is copy my letter of transmittal to said Commission of that courtesy copy.

Shareholder proposal -- We request

1. Eliminate all future stock options and rescind all stock **[*20]** options that have not been exercised. If the latter cannot be lawfully done cancel all those that have not been exercised. This applies to our Board of Directors and all others of the corporation where it is lawful to effectuate this improvement.
2. Eliminate all bonuses. Replace incentive awards with a merit system of not more than

twenty percent increase for employees below the executives and a maximum increase of fifteen percent for executive level personnel.
3. Limit severance payments to not more than two years salary for all personnel.
4. Eliminate any other perks to Corporate America that have not been granted to all personnel
5. Eliminate all future golden parachutes and rescind all those that have been granted if that may not be lawfully done then grant all employees the same privilege. Personnel shall be treated same as executives.
6. Eliminate all hiring bonuses.
7. Eliminate loans to any member of the company and all those that have been granted
8. Eliminate the repurchase of stock from any member of the corporation.
9. Eliminate any reversal of the "strike prices" of existing options.
10. Eliminate the awarding of consulting contracts to retiring executives to meet them **[*21]** on same parity all personnel.
11. Eliminate any special retentive payments to executives.
12. Eliminate the purchase of any special insurance policies for Corporate America that fail to be in compliance with the Corporate insurance policy prevailing for all personnel.
13. Eliminate any special monetary or other financial grants to retiring executives.
14. We provide a brief summary of what we want.

Supporting statement

Stockholder proponent buy many of the corporation's products in fact yesterday he bought some Olay Body Wash but was disappointed not to find in store soap dishes so he might buy cakes of soap which would be more convenient so to carry soap around without apprehension the bottle of liquid would open and be untidy reflecting embarrassment to the Honorable Board of Directors of **Procter & Gamble Company.** This concern for the registrant is one all stockholders identify with and enthusiastically applaud. Proponent has satchel of Phillip Van Heusen Company by a Mr. Cole - and has satchel on portable cart with three attache cases all manufactured by said Phillip Van Heusen Company. Proponent bought these satchels and cases in mind of complaint a bad he'd had manufactured by **[*22]** a Boston area company was too bulky and taking up too much space in the shower area of the homeless men's shelter where proponent has been dwelling since January 2003. Proponent provides brief reasons end of supporting statement

Sincerely,

John Jennings Crapo, Pro se

ATTACHMENT 3

P&G

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com
Phone: (513) 983-2810
Fax: (513) 983-2611

March 5, 2004

Via Certified Mail

Mr. John Jennings Crapo

P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crappo:

I have received your letter submitting a shareholder proposal for The **Procter & Gamble Company's** 2004 Proxy Statement.

Your proposal does not comply with the length requirements of the applicable regulations of the United States Securities and Exchange Commission. Specifically, Rule 14a-8d states that a shareholder proposal and the accompanying statement may not exceed 500 words. Your proposal and supporting statement exceeds this limit.

Under Rule 14a-8f, if you want us to consider your proposal you must submit to us a revised proposal. If you elect to send a response via U.S. mail it must be postmarked no later **[*23]** than 14 days from the date you received this letter. If you wish to submit your response electronically, you must submit it to the e-mail address above within 14 days of your receipt of this letter.

If we receive a revised proposal that complies with the length requirement in this timeframe, we will review it on its merits and take appropriate action.

Regards,

Joseph A. Stegbauer

ATTACHMENT 4

John Jennings Crapo, Pro Se
Homeless Shelter
Rtrd Civ Svce Employee
Veteran US Army and for SSGT US Army
National Guard
Non pracng lcnsed cert scl wrkr
Porter Square US Post Ofc
PO Box 400151
Cambridge, MA 02140-0002

February 14, 2004

Via certified mail
Return Receipt Requested (via cmrrr)
Mail Piece 7003 2260 0007 2543 5095

Procter and Gamble Company
Attn Please
Procter and Gamble Corporate Secretary or Successor as Acting Corporation Secretary

Re: My shareholder proposal and accompanying supporting statement to be introduced in the proxy statement in the next meeting of shareholders and proxies meeting as an assemble meeting of shareholders and proxies meeting as stockholder meeting of **Procter and Gamble Company**

Dear Mr/Ms Corporate Secretary

I write in the midst of **[*24]** exceedingly inconvenient, troubling and threatening circumstances but in spite of my being homeless, having schizophrenia, fatigue, glaucoma, being a homosexual, walking with prosthesis, having psoriasis, having arthritis, et cetera and being sixty-six (66) years old I do my fiduciary duty and obey the laws, rules and regulations the US Securities and Exchange Commission ("SEC") and submit this shareholder proposal. I urge you too to obey the laws, rules and regulations of the SEC.

I plan to attend the stockholder meeting and present my shareholder proposal and I plan to continue to own the shares and not to sell any until the adjournment of the forthcoming stockholder meeting.

I can't find my statement attesting to my ownership of shares of the **Procter and Gamble Company** and of my Transfer on Death accounting shares John Crapo TOD (Mr) WP SEGARRA. Never the less my ownership of company stock is well above the minimum threshold of ownership of stock to qualify for presenting my shareholder proposal and the ownership has been for well over the minimum threshold for continuity of ownership prior to submission of a shareholder proposal.

In event you or stockholders have questions re: **[*25]** this shareholder proposal please direct them to me via U.S. Postal Service by letter to me at my PO Box address

PO Box 400151
Cambridge, MA 02140-0002

My Shareholder Proposal

We, shareholders convened as a meeting of shareholders and proxies of the **Procter and Gamble Company** meeting as an assembled meeting of shareholders hereby request our Honorable Board of Directors ("Board") to publish in the Proxy Statement of the Company of the next Successive Shareholder Meeting a report concerning Metamucil Fiber Wafers, Fiber Laxative. The Report requested shall contain a balanced report on said laxative to include the content of it the side affects, the adverse affects of it, the objectives of it, the effectiveness of it and the outlook of it. The report shall not exclude other relevant information.

Supporting Statement

The Stockholder proponent (the "proponent") bought the laxative this time February tenth (10th) 2004

Starting January 2003 proponent has been homeless and living in a homeless shelter of the Pine Street Inn, Men's Inn, 444 Harrison Avenue, Boston, South End, MA -- not to be misunderstood as that of Pine Street New York City which is the next street over of Wall Street **[*26]** and the entrance of American International Group Inc which has doors at both Wall and Pine Streets and which provided much insurance on Boston, Central Artery Project which borders the Pine Street Inn Women's Inn at Albany Street Boston MA.

When proponent uses of the said shelter he's a victim of serious harassment of pounding on walls of toilet closet, complaints he takes too long to eliminate, that he should drink Chinese soup et cetera and comments "Fuck you ... Fuck your mother" et cetera often there are long streams of toilet paper on floor of latrine, soiled clothes and other such things, stopped up toilets, sinks frequently without soap, dirty floors, et cetera.

I find it offensive profanity re: my mother--which is libelous and slanderous. I've a serious complaint against my dead mother and others and it is my mother's reputation is impaired by those comments might not that mean that is the forum and my case is gone??? Everyone in that place--which is detox, or alcohol and other serious drugs, recovery of serious injuries, recovery of homelessness, serious job troubles, and serving time for violations of law have an interest in better housing.

Apparently, it's public information **[*27]** in my trust I ask Mr Segarra to expend money in memory of my mother to benefit members of the Young Men's Christian Association for toilet paper in Cambridge, MA. Just recently there is lots and lots in print in Greater Boston (MA) Young Men's Christian association (YMCA) has decided to erect a shelter for homeless persons June 01, 2004 on its premises at Huntington avenue a very historic place since at that YMCA Northeastern University had its genesis.

In recent years proponent has had serious abdominal surgery. Narcotics were prescribed for relief of pain upon the surgery and the laxative was prescribed for the constipation which in my case followed the use of narcotics, which I bought in a drug store from a licensed pharmacist upon order of licensed physician. I'm alcohol, tobacco and narcotics free. I take ibuprofen for arthritic and neurological pain. Sometimes the pain appears in the roof of my head.

Proponent obviously doesn't wish to strain to defecate for fear of more surgery. He has a history of anal surgery and treatment for piles, etc. etc. Surgery is costly, etc., etc., etc. Proponent must leave sheltering 8 or 8:30 a.m. and usual time in is at 4 pm on Mr. Martin Luther **[*28]** King Junior's birthday, Christmas Day and other such important days there are exceptions but proponent notices no exceptions or statements that one "Fuck his mother..." Wasn't Mrs. King also a victim of homicide.

Waking is 4:30 a.m., or so and bed time is about 5:13 p.m. or so--after showering. Ther are very few public toilets. Proponent's sleep isn't great but he must get to defecate in very early morning hours and just barely avoid serious injury from being knocked down by much younger men who come hurrying out of toilet room when proponent is slowly waking up and walking on shower sandals into it. Proponent understands at the homeless person's homes or the young there may be people my age but I'm not the parents and grandparents. It's wrong to try to knock me down or to use me as a whipping boy for something they don't like. The men's room has three (03) commodes for a large multitude of men. Up to midweek one (01) commode was out of service in that bed rest area. After voiding proponent claims his rest is better but that is usually end of his bed rest proponent prefers defecation in afternoon so when he showers he can scrape any lingering defecation off his skin when showering, **[*29]** I worry about bed sores and the potential for invasion of my body via scores of injurious bacteria. Showering is 5:15 pm (or so) to Y (?)

The shower doesn't have toilets and proponent has noticed persons using drains as urinals in showers, in the period 5:15 to 5:30 pm.

Today proponent bought **Procter** and Gamble antiperspirant in store and when a commercial came on for Oil of Olay in cafeteria on television someone immediately changed dial to another channel are persons intimidating the company

Proponent uses **Procter** & Gamble shampoo in shower. This morning before 5:30 am in overnight locker room a man asked another for use of antiperspirant by **Procter** & Gamble for 50 cents and man gave him whole container for said price stated but I didn't notice actual payment and I didn't notice what was in container. Afternoon before the water temperature was but barely warm.

My **Procter** & Gamble statements of the dividend reinvestment/optional cash purchase plans stock including of my tod to (Mr) W.P. Segarra, my executor nominee have not been delivered to me at Pine Street Inn Men's Inn, Homeless Men's Shelter.

Feb. 15, 2004 someone asked me to let him use some of my **Procter** & Gamble paper towels. **[*30]** He said the toilet closet is out of toilet tissue. I said I'm not staff and I do not wish chance of toilet being stopped up because I permitted him to use my paper towels. I did leave a sink cleaner than I found this morning by wiping it up after my use brushing teeth with **Procter** & Gamble tooth paste and brush. that I did as gesture which was a sensible thing to do but that isn't something I do not always do.

As I came her I noticed a battered poster "Missing Have you seen ... Patrick Kelly ...?" posted near the collector's office of the Broadway redline station at (South) Boston (MA)

Ending my Supporting Statement

I send you two (02) copies this one copy (01) copy I sent to the Hon U.S. Securities and Exchange Commission Division Corporation Finance also by Certified Main # 7003 2260 0007 2544 7395 return receipt requested and copy of my letters of transmittal to Mr. Dunn, the Division's Deputy Director amount of 30 pages in all)

John Jennings Crapo, Pro Se

INQUIRY-3:

Mr. John Jennings Crapo, Pro Se
PO Box 400151
Cambridge, MA 02140-0002

March 12, 2004

via certified mail
7003 1010 0004 6497 1342

United States Securities and Exchange Commission
Division of Corporation Finance
450 **[*31]** 5th St. NW
DC 20549-0102

Dear Gentlemen and Staff and Ladies:

Enclosed is copy my shareholder proposal to **Procter & Gamble Company** this date which I call to your attention

Copy this letter of transmittal I sent to said registrant

Sincerely,

John Jenning Crapo

INQUIRY-4:

Mr. John Jennings Crapo, pro se
PO Box 400151
Cambridge, MA 02140-0002

Feb 14, 2004

Via certified mail mail

piece # 7002 2760 0007 2544 7395
Return receipt requested
Hon USA Securities and Exchange Commission
Division of Corporate Finance
attn please Division Deputy Director
Mr Martin P. Dunn or Successor as acting Division Deputy Director
450 Fifth St. NW
Washington DC 20549 0213

Dear Gentlemen and Ladies of the USA Securities and Exchange Commission

Enclosed of this date please find copies my shareholder proposal letter to **Procter** & Gamble which I send via Certified Mail Return Receipt Requested please put this which I call to your attention in right place there.

Sincerely,

John Jennings Crapo, pro se

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